Exhibit 17

Lucie Letellier

88 Ramsay road

Chelsea, Quebec

J9B 2J1

February 3, 2016

CTT PHARMACEUTICAL HOLDINGS INC.

429 Kent Street, Unit 112

Ottawa, Ontario

K2P 2B4

Attention: Pankaj Modi, CEO

Dear Mr. Modi

Re:

Letter of Resignation

The purpose of this letter is to advise of my resignation as Chief Financial Officer of CTT PHARMACEUTICAL HOLDINGS INC. (“the Company”) effective immediately.  My resignation is given as a result of disputes and disagreements with management concerning my compensation and other business matters.

Please send me the draft 8-K for review prior to its filing.  No news release concerning my resignation can be released without my approval.

Yours truly,

/s/ Lucie Letellier

Lucie Letellier